UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *)


               Advanced Environmental Recycling Technologies, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   00794-71-04
                                 --------------
                                 (CUSIP Number)

                               Bob E. Lehman, Esq.
                                 Lehman & Eilen
                    50 Charles Lindbergh Boulevard, Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communication)


                                 January 2, 1998
                             ---------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00794-71-04             13D                         Page 2 of 6 Pages


1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Robert A. Mackie, Jr., Social Security No. ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.       SOLE VOTING POWER: 1,300,000

8.       SHARED VOTING POWER: 1,809,765

9.       SOLE DISPOSITIVE POWER: 1,300,000

10.      SHARED DISPOSITIVE POWER: 1,809,765

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,809,765

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.2%

14.      TYPE OF REPORTING PERSON:  IN

CUSIP NO. 00794-71-04             13D                          Page 3 of 6 Pages


1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER: 0

8.       SHARED VOTING POWER: 509,765

9.       SOLE DISPOSITIVE POWER: 0

10.      SHARED DISPOSITIVE POWER: 509,765

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 509,765

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.3%

14.      TYPE OF REPORTING PERSON:  BD

CUSIP NO. 00794-71-04              13D                        Page 4 of 6 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
          ------------------------------------------------------------
                                (Name of Company)


Item 1.           SECURITY AND ISSUER.

         The title of the class of equity security to which this statement relates is the common stock, $.001 par value per share ("Common Stock"), of Advanced Environmental Recycling Technologies, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 901 West
Robinson, Springdale, Arkansas.

Item 2.           IDENTITY AND BACKGROUND

        This statement is filed by Robert A. Mackie, Jr. and R.A. Mackie & Co., L.P., a Delaware limited partnership. Mr. Mackie and R.A. Mackie & Co., L.P. each maintain a business address at 18 North Astor Street, Irvington, New York 10533. Mr. Mackie is the sole shareholder, director and executive officer of R.A. Mackie & Co., Inc., the general partner of R.A. Mackie & Co., L.P. R.A. Mackie & Co., L.P. is a broker-dealer registered under the Securities Act of 1934, as amended, and a member of the National Association of Securities Dealers Regulatory, Inc. During the last five years, neither Mr. Mackie nor R.A. Mackie & Co., L.P. has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or adminis trative body of competent jurisdiction subjecting him or it, as the case may be, to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 420,000 shares of Class A Common Stock and 880,000 Class B Warrants owned by Mr. Mackie were purchased with his own personal funds in open market transactions. The 7,000 shares of Class A Common Stock and 502,765 Class B
Warrants owned by R.A. Mackie & Co., L.P. were purchased with its working capital in open market transactions.

Item 4.           PURPOSE OF THE TRANSACTION

         The shares of Common Stock purchased by Mr. Mackie and R.A. Mackie & Co., L.P. were acquired for investment purposes only.

CUSIP NO. 00794-71-04               13D                       Page 5 of 6 Pages


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

        (a) Mr. Mackie is the beneficial and sole owner of 420,000 shares of Class A Common Stock and 880,000 Class B Warrants of the Company. Such 1,300,000 shares constitute approximately 6.0% of the shares of the Company's Common Stock outstanding as of September 30, 1997 (after giving effect to the 880,000 shares of Class A Common Stock issuable upon exercise of the Class B Warrants held by him). R.A. Mackie & Co., L.P. is the beneficial and sole owner of 7,000 shares of Class A Common Stock and 502,765 Class B Warrants, constituting approximately 2.3% of the shares of the Company's Class A Common Stock outstanding as of September 30, 1997(after giving effect to the 502,765 shares issuable upon exercise of the Class B Warrants held by it). The Class B Warrants held by Mr. Mackie and R.A. Mackie are "out-of-the-money", however, they have been included herein for the purpose of the calculation of beneficial ownership because they currently are exercisable. By virtue of Mr. Mackie's control over R.A. Mackie & Co., L.P., Mr. Mackie and R.A. Mackie & Co., L.P. have a deemed aggregate beneficial ownership equal to 1,809,765 shares of Class A Common Stock, or 8.2% of the shares of the Company's Class A Common Stock outstanding as of September 30, 1997 (after giving effect to the 1,382,765 shares issuable upon exercise of the Class B Warrants held by them).

         (b) Mr. Mackie has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of the 1,040,566 shares of Class A Common Stock deemed to be owned by him and shares with R.A. Mackie & Co., L.P. the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of the 509,765 shares of Common Stock, deemed to be owned by R.A. Mackie & Co., L.P.

         (c) Mr. Mackie has not engaged in any transactions in the Company's Class A Common Stock or Class B Warrants during the 60 days prior to the January 3, 1998 date of this Report other than his purchase of 420,000 shares of Class A Common Stock in the open market on January 2, 1998 at a price of $.25 per share. R.A. Mackie & Co., L.P. engaged in the following transactions in the Company's Class A Common Stock during the 60 days prior to the January 3, 1998 date of this Report:

         January   2, 1998.........Sold  467,000  Class A shares at $.25 a share
         December 29, 1997.........Sold  5,000 Class A shares at $.40625 a share
         December 23, 1997.........Bought  2,000 Class A shares at $.375 a share
         December 22, 1997.........Bought 3,000 Class B Warrants at $.001 a
                                     warrant
         December 16, 1997.........Bought  500 Class A shares at $.375 a share
         December 15, 1997.........Bought 20,000 Class B Warrants at $.03125
                                    a warrant
         December 15, 1997.........Bought 8,000 Class B Warrants at $.01 a
                                     warrant
         December 12, 1997.........Bought 6,000 Class B Warrants at $.03125
                                                     a warrant
         December 11, 1997.........Bought 13,000 Class B Warrants at $.03125
                                                     a warrant

CUSIP NO. 00794-71-04                  13D                    Page 6 of 6 Pages


         December 11, 1997.........Bought 9,500 Class B Warrants at $.03125 a
                                     warrant
         December  8, 1997.........Bought 1,000 Class B Warrants at $.03125 a
                                     warrant
         December  5, 1997 ........Bought 2,500 Class B Warrants at $.03125 a
                                     warrant
         December  2, 1997.........Bought 7,000 Class B Warrants at $.03125 a
                                     warrant
         November 28, 1997.........Bought 5,000 Class A shares at $.40625 a share
         November 26, 1997.........Bought 5,000 Class A shares at $.40625 a share
         November 24, 1997.........Sold 500 Class B Warrants at $.125 a warrant


Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


Signatures
------------

         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of January 3, 1998


R.A. Mackie & Co., L.P.
By: R.A. Mackie & Co., Inc.

By: /s/ Robert A. Mackie, Jr.                          /s/ Robert A. Mackie, Jr.
   --------------------------                          -------------------------
     Robert A. Mackie, Jr.                             Robert A. Mackie, Jr.,
                                                       Individually